SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2023

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE OF FULL REDEMPTION TO THE HOLDERS OF

BRASKEM FINANCE LIMITED

6.450% NOTES DUE 2024

(CUSIP: 10553YAF2)*

(ISIN: US10553YAF25)*

Date: February 14, 2023

_________________________________________________________________________

NOTICE IS HEREBY GIVEN by Braskem Finance Limited, a Cayman Islands exempted company (the “Company”), to all holders (the “Holders”) of the Company’s 6.450% Notes due 2024 (the “Notes”), pursuant to Section 11.04 of the indenture, dated as of December 16, 2013 (the “Base Indenture”), among the Company, Braskem S.A. (the “Guarantor”) and The Bank of New York Mellon, as Trustee, as supplemented by the first supplemental indenture, dated as of February 3, 2014 (the “First Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), as follows:

1.       On February 23, 2023 (the “Redemption Date”), pursuant to Sections 11.01(b) of the Indenture and Paragraph 3 of the Notes, the Company will fully redeem the aggregate principal amount of the outstanding Notes under CUSIP No. 10553YAF2* and ISIN No. US10553YAF25,* for an aggregate redemption price (the “Redemption Price”) to be determined pursuant to the terms of the Indenture as the greater of:

•	100% of the principal amount, together with accrued but unpaid interest and Additional Amounts, if any, to, but excluding, the Redemption Date; and

•	the sum of the present values of the Remaining Scheduled Payments, discounted to the Redemption Date on a semi-annual basis, assuming a 360-day year consisting of twelve 30-day months, using a discount rate equal to the Treasury Rate, plus 0.50%.

2.       The Notes must be surrendered to the Paying Agent to collect the Redemption Price.

3.       The name and address of the Paying Agent are as follows:

The Bank of New York Mellon

240 Greenwich Street – Floor 7 East

Global Trust Services, Americas

New York, New York 10286

United States

Attention: Global Finance, Americas

4.       On the Redemption Date, the Redemption Price, plus accrued interest, will become due and payable upon each Note. Unless the Company defaults in making the redemption payment or the Paying Agent is prohibited from making such payment pursuant to the terms of the Indenture, interest on the Notes shall cease to accrue on and after the Redemption Date. Upon Redemption, the Notes and the related guarantee by the Guarantor will be cancelled and any obligation thereunder extinguished.

5.       Notice of determination of the Redemption Price will be given to Holders on or about the third Business Day preceding the Redemption Date.

6       A copy of this Notice of Redemption has been sent to Holders of record for the Notes as of February 14, 2023.

7.       Capitalized terms used herein and not defined shall have the meaning assigned to such term in the Indenture and the Notes, as applicable.

BRASKEM FINANCE LIMITED

Important Tax Information. Payments made to Holders may be subject to information reporting and backup withholding of U.S. federal income tax, currently at a rate of 24%. To avoid backup withholding, a Holder that is a U.S. person for U.S. federal income tax purposes that does not otherwise establish an exemption should complete and return an Internal Revenue Service (“IRS”) Form W-9, certifying that the Holder is a U.S. person, that the taxpayer identification number (TIN) provided is correct, and that such Holder is not subject to backup withholding. A Holder that is not a U.S. person may qualify as exempt from backup withholding by providing an applicable IRS Form W-8, attesting to the Holder’s foreign status. Such forms may be obtained at the IRS website at www.irs.gov. Failure to provide the correct information may subject the Holder to penalties imposed by the IRS.

(*) No representation is made as to the accuracy of the CUSIP or ISIN numbers either as printed on the Notes or as set forth in this Notice of Redemption, and reliance may be placed only on the other identification numbers printed on the Notes. The redemption of the Notes shall not be affected by any defect in or omission of such numbers.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2023

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2021 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.